

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 20, 2009

Mr. Alexander H. Good
President and Chief Executive Officer
SkyTerra Communications, Inc.
10802 Parkridge Boulevard
Reston, VA 20191

>   **RE: SkyTerra Communications, Inc.**
>   **File No. 000-13865**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed March 2, 2009**
>
>   **Form 10-K/A for the year ended December 31, 2008**
>   **Filed April 30, 2009**
>
>   **Form 10-K/A for the year ended December 31, 2008**
>   **Filed May 11, 2009**

Dear Mr. Good:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director